SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13G


Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No. 2)*



 Stamps.com Inc.
(Name of Issuer)


Common Shares
(Title of Class of Securities)

852857200
(CUSIP Number)


December 31, 2004
(Date of Event Which Requires Filing of This Statement)








Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/   / 	Rule 13d-1(b)
/X/ 	Rule 13d-1(c)
/   / 	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 852857200

1. Name of Reporting Person:

Passport Master Fund, LP

2. Check the Appropriate Box if a Member of a Group:

(a) / /

(b) /X/


3. SEC Use Only

4. Citizenship or Place of Organization:  British Virgin Islands

                            		5. Sole Voting Power:  -0-
Number of
shares
beneficially 			6. Shared Voting Power: 1,247,014 (see
Item 4)
owned by
each
reporting  			7. Sole Dispositive Power:  -0-
person
with:
                            		8. Shared Dispositive Power:
1,247,014 (see Item 4)

9. Aggregate Amount Beneficially Owned by Each Reporting Person:

1,247,014

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain
Shares:

/ /

11. Percent of Class Represented by Amount in Row (9):  5.51%*

12. Type of Reporting Person:  PN
--------------
*


CUSIP No. 852857200

1. Name of Reporting Person:

Passport Master Fund II, LP

2. Check the Appropriate Box if a Member of a Group:

(a) / /

(b) /X/

3. SEC Use Only

4. Citizenship or Place of Organization:  British Virgin Islands

                            		5. Sole Voting Power:  -0-
Number of
shares
beneficially 			6. Shared Voting Power: 1,014,527 (see
Item 4)
owned by
each
reporting  			7. Sole Dispositive Power:  -0-
person
with:
                            		8. Shared Dispositive Power:
1,014,527 (see Item 4)

9. Aggregate Amount Beneficially Owned by Each Reporting Person:

1,014,527

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain
Shares:

/ /

11. Percent of Class Represented by Amount in Row (9):  4.48%*

12. Type of Reporting Person:   PN

--------------



CUSIP No. 852857200

1. Name of Reporting Person:

Passport Holdings, LLC

2. Check the Appropriate Box if a Member of a Group:

(a) / /

(b) /X/

3. SEC Use Only

4. Citizenship or Place of Organization:  British Virgin Islands

                            		5. Sole Voting Power:  -0-
Number of
shares
beneficially 			6. Shared Voting Power: 2,261,541 (see
Item 4)
owned by
each
reporting  			7. Sole Dispositive Power:  -0-
person
with:
                            		8. Shared Dispositive Power:
2,261,541  (see Item 4)

9. Aggregate Amount Beneficially Owned by Each Reporting Person:

2,261,541

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain
Shares:

/ /

11. Percent of Class Represented by Amount in Row (9):  9.98% *

12. Type of Reporting Person:  OO

--------------



CUSIP No. 852857200

1. Name of Reporting Person:

Passport Management, LLC

2. Check the Appropriate Box if a Member of a Group:

(a) / /

(b) /X/

3. SEC Use Only

4. Citizenship or Place of Organization:  Delaware

                            		5. Sole Voting Power:  -0-
Number of
shares
beneficially 			6. Shared Voting Power: 2,261,541 (see
Item 4)
owned by
each
reporting  			7. Sole Dispositive Power:  -0-
person
with:
                            		8. Shared Dispositive Power:
2,261,541 (see Item 4)

9. Aggregate Amount Beneficially Owned by Each Reporting Person:

2,261,541

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain
Shares:

/ /

11. Percent of Class Represented by Amount in Row (9):  9.98%*

12. Type of Reporting Person:  OO

--------------



CUSIP No. 852857200

1. Name of Reporting Person:

Passport Capital, LLC

2. Check the Appropriate Box if a Member of a Group:

(a) / /

(b) /X/

3. SEC Use Only

4. Citizenship or Place of Organization:  California

                            		5. Sole Voting Power:  -0-
Number of
shares
beneficially 			6. Shared Voting Power: 2,261,541 (see
Item 4)
owned by
each
reporting  			7. Sole Dispositive Power:  -0-
person
with:
                            		8. Shared Dispositive Power:
2,261,541 (see Item 4)

9. Aggregate Amount Beneficially Owned by Each Reporting Person:

2,261,541

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain
Shares:

/ /

11. Percent of Class Represented by Amount in Row (9):  9.98%*

12. Type of Reporting Person:  OO
--------------



CUSIP No. 852857200

1. Name of Reporting Person:

John Burbank

2. Check the Appropriate Box if a Member of a Group:

(a) / /

(b) /X/

3. SEC Use Only

4. Citizenship or Place of Organization:  United States

                            		5. Sole Voting Power:  -0-
Number of
shares
beneficially 			6. Shared Voting Power: 2,261,541 (see
Item 4)
owned by
each
reporting  			7. Sole Dispositive Power:  -0-
person
with:
                            		8. Shared Dispositive Power:
2,261,541 (see Item 4)

9. Aggregate Amount Beneficially Owned by Each Reporting Person:

2,261,541

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain
Shares:

/ /

11. Percent of Class Represented by Amount in Row (9):  9.98%*

12. Type of Reporting Person:  IN
--------------


Item 1(a).	Name of Issuer:
Stamps.com Inc. (the "Company").

Item 1(b).	Address of Issuer's Principal Executive Offices:
12959 Coral Tree Place
Los Angeles, California 90066

Item 2(a).	Name of Persons Filing:

Passport Master Fund, LP ("Fund I");
Passport Master Fund II, LP ("Fund II");
Passport Management, LLC ("Passport Management");
Passport Holdings, LLC ("Passport Holdings")
Passport Capital, LLC ("Passport Capital"); and
John Burbank ("Burbank," together with Fund I, Fund II, Passport
Management,
Passport Holdings and Passport Capital, the "Reporting Persons"). Burbank is the sole managing member of Passport Capital; Passport Capital is the sole managing member of Passport Holdings and Passport Management.
Passport
Holdings is the General Partner Fund I and Fund II.  Passport
Management is the
investment manager to Fund I and Fund II.  As a result, each of
Passport
Management, Passport Holdings, Passport Capital and Burbank may be considered to share the power to vote or direct the vote of, and the power to dispose or direct the disposition of, the Shares owned of record by Fund I and
Fund II.  This statement on Schedule 13G shall not be construed as an admission
that any of the Reporting Persons (other than Fund I and Fund II) is the beneficial owner of the securities covered by this statement.
Item 2(b).	Address of Principal Business Office:
	For each Reporting Person:
PASSPORT CAPITAL, LLC
402 JACKSON STREET
SAN FRANCISCO, CA 94111

Item 2(c).	Citizenship:
See row 4 of each Reporting Persons' respective cover page.

Item 2(d).	Title of Class of Securities:
Common Shares of the Company (the "Common Shares")

Item 2(e).	CUSIP Number:
	852857200
Item 3.		Not applicable.
Item 4.		Ownership.
(a)	Amount beneficially owned:
See Item 9 of each Reporting Persons' respective cover page.
(b)	Percent of class:
See Item 11 of each Reporting Persons' respective cover page.
(c)	Number of shares for which each Reporting Person has sole or shared
voting on disposition:
See Items 5-8 of each Reporting Persons' respective cover page.
Item 5.		Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the
reporting person has ceased to be the beneficial owner of more than five percent
of the class of securities, check the following  [     ].
Item 6.		Ownership of More than Five Percent on Behalf of
Another Person.
		Not Applicable.
Item 7.		Identification and Classification of the Subsidiary
Which Acquired the Security
Being Reported By the Parent Holding Company.
Not Applicable.

Item 8.		Identification and Classification of Members of the
Group.
Not Applicable.
Item 9.		Notice of Dissolution of a Group.
Not Applicable.
Item 10. 	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the
information set forth in this statement is true, complete and correct.
Dated:  February 11, 2005
PASSPORT MASTER FUND, LP
By:	PASSPORT HOLDINGS, LLC
as General Partner
By:	PASSPORT CAPITAL, LLC,
as Managing Member
By:	  /s/ JOHN BURBANK
John Burbank
Managing Member
PASSPORT MASTER FUND II, LP
By:	PASSPORT HOLDINGS, LLC
as General Partner
By:	PASSPORT CAPITAL, LLC,
as Managing Member
By:	  /s/ JOHN BURBANK
John Burbank,
Managing Member
PASSPORT HOLDINGS, LLC
By:	PASSPORT CAPITAL, LLC,
as Managing Member
By:	  /s/ JOHN BURBANK
John Burbank,
Managing Member
PASSPORT MANAGEMENT, LLC
By:	PASSPORT CAPITAL, LLC,
as Managing Member
By:	  /s/ JOHN BURBANK
John Burbank,
Managing Member
PASSPORT CAPITAL, LLC
By:	  /s/ JOHN BURBANK
John Burbank,
Managing Member

  /s/ JOHN BURBANK
John Burbank





Exhibit 1
JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them the statement on
Schedule 13G to which this agreement is attached as an exhibit. The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.
IN WITNESS WHEREOF, the parties have executed this Joint Filing
Agreement on
February 11, 2005.

PASSPORT MASTER FUND, LP
By:	PASSPORT HOLDINGS, LLC
as General Partner
By:	PASSPORT CAPITAL, LLC,
as Managing Member
By:	  /s/ JOHN BURBANK
John Burbank
Managing Member
PASSPORT MASTER FUND II, LP
By:	PASSPORT HOLDINGS, LLC
as General Partner
By:	PASSPORT CAPITAL, LLC,
as Managing Member
By:	  /s/ JOHN BURBANK
John Burbank,
Managing Member
PASSPORT HOLDINGS, LLC
By:	PASSPORT CAPITAL, LLC,
as Managing Member
By:	  /s/ JOHN BURBANK
John Burbank,
Managing Member
PASSPORT MANAGEMENT, LLC
By:	PASSPORT CAPITAL, LLC,
as Managing Member
By:	  /s/ JOHN BURBANK
John Burbank,
Managing Member
PASSPORT CAPITAL, LLC
By:	   /s/ JOHN BURBANK
John Burbank,
Managing Member
  /s/ JOHN BURBANK
John Burbank

* 	This percentage is based on the 22,649,427 Shares issued and outstanding (the number of Shares reported in the
Company's form 10-Q filed on November 8, 2004) ..
* 	This percentage is based on the 22,649,427 Shares issued and outstanding (the number of Shares reported in the
Company's form 10-Q filed on November 8, 2004) ..
* 	This percentage is based on the 22,649,427 Shares issued and outstanding (the number of Shares reported in the
Company's form 10-Q filed on November 8, 2004) ..
* 	This percentage is based on the 22,649,427 Shares issued and outstanding (the number of Shares reported in the
Company's form 10-Q filed on November 8, 2004) ..
* 	This percentage is based on the 22,649,427 Shares issued and outstanding (the number of Shares reported in the
Company's form 10-Q filed on November 8, 2004) ..
* 	This percentage is based on the 22,649,427 Shares issued and outstanding (the number of Shares reported in the Company's form 10-Q filed on November 8, 2004) ..




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